Exhibit 99.1
STATS ChipPAC Reports First Quarter 2009 Results
Singapore — 4/29/2009, United States — 4/29/2009 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — SGX-ST: STATSChP), a leading semiconductor test and advanced packaging service provider, today announced results for first quarter 2009.
Tan Lay Koon, President and Chief Executive Officer of STATS ChipPAC, said, “Revenue for first quarter of 2009 of $220.5 million decreased by 32.1% over prior quarter and by 48.4% over the first quarter of 2008. Our first quarter revenue reflected continued contraction in demand for our services as our customers adjusted their inventories and consequently reduced new build orders to us in response to severe weakness in their end markets as a result of the global economic downturn. As the quarter progressed, we saw selected restocking of inventories by some customers and some rebound in demand for our services.”
Net loss for first quarter of 2009, including an additional $12.9 million of restructuring charges, was $51.1 million or $0.02 of net loss per diluted ordinary share, compared to net income of $17.9 million or $0.01 of net income per diluted ordinary share in the first quarter of 2008.
John Lau, Chief Financial Officer of STATS ChipPAC, said, “In response to a further revenue decrease over the prior quarter, we implemented longer mandatory shutdowns and vacations; and additional workforce reduction of approximately 600 employees in March 2009 (representing approximately 5% of the Company’s global workforce), to reduce our cash costs and operating expenses. An additional $12.9 million of restructuring charges was included in the first quarter of 2009. The gross margin in first quarter of 2009 was (1.0)% compared to 17.4% in the first quarter of 2008, and 11.6% in the prior quarter. Operating margin for first quarter of 2009, including restructuring charges of $12.9 million (5.9% of revenue), was (19.7)% of revenue, compared to 7.5% over the first quarter of 2008 and (4.1)% over the prior quarter. Capital spending in the first quarter of 2009 was significantly reduced to $9.5 million or 4.3% of revenue compared to $55.2 million or 12.9% of revenue in the first quarter of 2008. Our cash, cash equivalent and marketable securities and debt were $306.8 million and $466.8 million respectively as of first quarter of 2009, compared to $352.8 million and $473.5 million respectively as of fourth quarter of 2008.”
Forward-looking Statements
Certain statements in this release are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual results to differ include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; our reliance on a small group of principal customers; our continued success in technological innovations; pricing pressures, including declines in average selling prices; availability of financing; prevailing market conditions; our ability to meet the applicable requirements for the termination of registration under the U.S. Securities Exchange Act of 1934, as amended; our ability to meet specific conditions imposed for the continued listing or delisting of our ordinary shares on the Singapore Exchange Securities Trading Limited (“SGX-ST”); our substantial

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com level of indebtedness; potential impairment charges; delays in acquiring or installing new equipment; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; our ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in our product mix; intellectual property rights disputes and litigation; our capacity utilization; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; majority ownership by Temasek Holdings (Private) Limited (“Temasek”) that may result in conflicting interests with Temasek and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; labor union problems in South Korea; uncertainties of conducting business in China and other countries in Asia; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 9, 2009. You should not unduly rely on such statements. We do not intend, and do not assume any obligation to update any forward-looking statements to reflect subsequent events or circumstances.
Since the beginning of fiscal 2005, we have employed quarterly and fiscal year reporting periods. Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our first quarter of 2009 ended on March 29, 2009, while our first quarter of 2008 ended on March 30, 2008. References to “US GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America and references to “$” are to the lawful currency of the United States of America.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions in diverse end market applications including communications, digital consumer and computing. With global headquarters in Singapore, STATS ChipPAC has design, research and development, manufacturing or customer support offices in 10 different countries. STATS ChipPAC is listed on the SGX-ST. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Investor Relations Contact:
Tham Kah Locke
Vice President of Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
Media Contact:
Lisa Lavin
Deputy Director of Corporate Communications
Tel: (208) 867 9859
email: lisa.lavin@statschippac.com

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Condensed Consolidated Statements of Operations
(In thousands of U.S. Dollars, except share and per share data)
(Unaudited)

	Three Months Ended
	March 30,	March 29,
	2008	2009
Net revenues	$427,242	$220,493
Cost of revenues	(352,704)	(222,663)

Gross profit (loss)	74,538	(2,170)

Operating expenses:
Selling, general and administrative	31,466	20,607
Research and development	10,005	7,625
Restructuring charges	900	12,933

Total operating expenses	42,371	41,165

Operating income (loss)	32,167	(43,335)
Other income (expenses), net	(5,307)	(8,633)

Income (loss) before income taxes	26,860	(51,968)
Income tax expense	(7,620)	(420)

Net income (loss)	19,240	(52,388)
Less: Net (income) loss attributable to the noncontrolling interest	(1,387)	1,321

Net income (loss) attributable to STATS ChipPAC Ltd.	$17,853	$(51,067)

Net income (loss) per ordinary share attributable to STATS ChipPAC Ltd.:
Basic	$0.01	$(0.02)
Diluted	$0.01	$(0.02)

Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	2,052,159	2,202,218
Diluted	2,202,146	2,202,218

Key Ratios and Information:
Gross Margin	17.4%	(1.0)%
Operating Expenses as a % of Revenue	9.9%	18.7%
Operating Margin	7.5%	(19.7)%

Depreciation & Amortization, including Amortization of Debt Issuance Costs	$72,263	$66,655
Capital Expenditures	$55,216	$9,493

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	December 28,	March 29,
	2008	2009
		(Unaudited)
ASSETS
Current assets:
Cash, cash equivalents and marketable securities	$337,230	$291,239
Accounts receivable, net	139,520	134,273
Inventories	60,717	53,709
Other current assets	33,841	29,050

Total current assets	571,308	508,271

Marketable securities	15,587	15,608
Property, plant and equipment, net	1,216,342	1,160,169
Investment in equity investee	9,001	8,020
Goodwill and intangible assets	595,894	594,920
Other non-current assets *	38,931	33,925

Total assets	$2,447,063	$2,320,913

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$148,931	$131,832
Other current liabilities	152,836	106,395
Short-term debts	76,953	75,199

Total current liabilities	378,720	313,426
Long-term debts	396,500	391,615
Other non-current liabilities	64,144	59,392

Total liabilities	839,364	764,433

STATS ChipPAC Ltd. shareholders’ equity	1,548,657	1,500,400

Noncontrolling interest	59,042	56,080

Total liabilities and equity	$2,447,063	$2,320,913

*	Includes $1.0 million and $1.6 million of non-current restricted cash as of March 29, 2009 and December 28, 2008, respectively.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Other Supplemental Information
(Unaudited)

	1Q 2008	4Q 2008	1Q 2009
Net Revenues by Product Line
Packaging — laminate	55.0%	55.0%	56.5%
Packaging — leaded	18.7%	18.0%	16.7%
Test and other services	26.3%	27.0%	26.8%

	100.0%	100.0%	100.0%

Net Revenues by End User Market
Communications	53.7%	48.2%	50.4%
Personal Computers	16.0%	21.8%	12.3%
Consumer, Multi-applications and Others	30.3%	30.0%	37.3%

	100.0%	100.0%	100.0%

Net Revenues by Region
United States of America	75.4%	69.0%	80.1%
Europe	3.4%	8.3%	5.4%
Asia	21.2%	22.7%	14.5%

	100.0%	100.0%	100.0%

Number of Testers	1,041	977	954
Number of Wirebonders	4,679	4,684	4,607

Overall Equipment Utilization Rate	69%	48%	33%

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com